John L. Reizian
Assistant Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@lfg.com

VIA EDGAR

December 3, 2010

Ms. Ellen Sazzman, Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: LLANY Separate Account M for Flexible Premium Variable Life
      Lincoln Life & Annuity Company of New York (“LLANY”)
      File No. 333-170383; 811-08559; CIK: 0001051629
      Initial Registration Statement, Form N-6
Lincoln VULone2010

Dear Ms. Sazzman:

This is in response to our conversation regarding the filing referenced above.   Below are the responses to your comments in the order in which they were received.

1.      Cover Page

a.	Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover of the prospectus (Lincoln VULone2010) is and will continue to be the same as the EDGAR class identifier.

b.
Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily be responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

c.	If the Registrant qualifies for and intends to rely on the exemption provided by Rule 12h-7 under the Securities Act of 1934, please include a statement to that effect in the prospectus.

Response:  The Company does not intend to rely on Rule 12h-7.

2.      Statement of Additional Information

There are no substantive changes made to the SAI.

3.      Financial Statements, Exhibits and Other Information

Required financial statements, consent of independent registered public account firm, opinion of counsel and other exhibits will be filed by Pre-Effective Amendment No. 1.

5.      Power of Attorney (Part C)

Power of Attorney specifically referring to the 1933 Act file number will be included with Pre-Effective Amendment No. 1

4.      Tandy Representations

Lincoln, as Depositor, on behalf of the Registrant, and as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

As always, thank you in advance for your assistance and should you have any questions, please do not hesitate to contact me at 860-466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Assistant Vice President and Associate General Counsel